Exhibit (a)(5)(ii)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of Genpact Limited. The Offer (as defined below) is made solely by the Offer to Purchase, dated March 6, 2014, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock in any state in which the making or acceptance of offers to sell shares of common stock would not be in compliance with the laws of that state. In any state where the securities, blue sky, or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed made on behalf of Genpact Limited by the Dealer Manager (as defined below) or one or more brokers or dealers registered under the laws of such state.

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Notice of Offer to Purchase for Cash

by

Genpact Limited

of

Up to $300 million in Value of Shares of its Common Stock

At a Purchase Price Not Greater than $18.00 per Share

Nor Less Than $16.50 Per Share

Genpact Limited, a Bermuda company (“Genpact”), is offering to purchase for cash up to $300 million in value of shares of its common stock, par value $0.01 per share (the “Shares”), at a price not greater than $18.00 nor less than $16.50 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 6, 2014 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”) (which together, as they may be amended or supplemented from time to time, constitute the “Offer”).

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY OF WEDNESDAY, APRIL 2, 2014, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN (SUCH DATE, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO A NUMBER OF OTHER TERMS AND CONDITIONS AS SET FORTH IN THE OFFER TO PURCHASE.

GENPACT’S BOARD OF DIRECTORS HAS APPROVED THE OFFER. HOWEVER, NEITHER GENPACT NOR ANY MEMBER OF ITS BOARD OF DIRECTORS, MORGAN STANLEY & CO. LLC, THE DEALER MANAGER FOR THE OFFER (THE “DEALER MANAGER”), GEORGESON INC., THE INFORMATION AGENT FOR THE OFFER (THE “INFORMATION AGENT”), OR COMPUTERSHARE TRUST COMPANY, N.A., THE DEPOSITARY FOR THE OFFER (THE “DEPOSITARY”), IS MAKING ANY RECOMMENDATION TO SHAREHOLDERS AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES OR AS TO THE PURCHASE PRICE OR PURCHASE PRICES AT WHICH SHAREHOLDERS MAY CHOOSE TO TENDER THEIR SHARES. NEITHER GENPACT NOR ANY MEMBER OF ITS BOARD OF DIRECTORS, THE DEALER MANAGER, THE INFORMATION AGENT NOR THE DEPOSITARY HAS AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION WITH RESPECT TO THE OFFER. SHAREHOLDERS MUST DECIDE WHETHER TO TENDER THEIR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PURCHASE PRICE OR PURCHASE PRICES AT WHICH THE SHAREHOLDER WILL TENDER. IN DOING SO, A SHAREHOLDER SHOULD READ CAREFULLY AND EVALUATE THE INFORMATION IN THE OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL BEFORE MAKING ANY DECISION WITH RESPECT TO THE OFFER.

Genpact’s directors and executive officers have advised Genpact that they do not intend to tender Shares in the Offer. In addition, affiliates of Bain Capital Investors, LLC (which currently own approximately 25% of Genpact’s outstanding shares) have advised Genpact that they do not intend to participate in the Offer.

Upon the terms and subject to the conditions of the Offer, which will be conducted through a modified “Dutch auction” process, promptly after the Expiration Date, Genpact will select the lowest purchase price (in increments of $0.25), not greater than $18.00 nor less than $16.50 per Share, net to the seller in cash, less any applicable withholding taxes and without interest (such purchase price, the “Final Purchase Price”), that will allow it to purchase $300 million in value of Shares, or such lower amount equal to the value of the Shares properly tendered and not properly withdrawn. All Shares purchased in the Offer will be purchased at the Final Purchase Price, including those Shares tendered at a price lower than the Final Purchase Price. However, because of the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, Genpact may not purchase all of the Shares tendered at or below the Final Purchase Price if, based on the Final Purchase Price, Shares having an aggregate value in excess of $300 million are properly tendered and not properly withdrawn. Shares not purchased in the Offer will be returned to the tendering shareholders at Genpact’s expense promptly after the Expiration Date.

Genpact reserves the right, in its sole discretion, to change the per Share purchase price range and to increase or decrease the value of Shares sought in the Offer, in each case subject to applicable law. In accordance with the rules of the Securities and Exchange Commission, Genpact may increase the value of Shares purchased in the Offer and thereby increase the number of Shares accepted for payment in the Offer by no more than 2% of the outstanding Shares without amending or extending the Offer.

As of February 28, 2014, there were 231,716,562 Shares outstanding. As of that date, an aggregate of 6,927,931 Shares were available for issuance under Genpact’s equity compensation plans. As of February 28, 2014, an aggregate of 16,251,185 Shares were subject to equity awards granted under the Company Share Plans, of which 10,669,276 Shares were subject to options to purchase Shares, 923,057 Shares were subject to outstanding restricted share units, 4,658,852 Shares were subject to outstanding performance share units and 6,684,687 Shares had been issued. At the maximum Final Purchase Price of $18.00 per Share, Genpact could purchase 16,666,666 Shares (with the ability in accordance with SEC rules to increase the value of Shares purchased in the Offer and thereby increase the number of Shares accepted for payment in the Offer by no more than 2% of the outstanding Shares) if the Offer is fully subscribed, which would represent approximately 7% of its outstanding Shares as of February 28, 2014. At the minimum Final Purchase Price of $16.50 per Share, Genpact could purchase 18,181,818 Shares (with the ability in accordance with SEC rules to increase the value of Shares purchased in the Offer and thereby increase the number of Shares accepted for payment in the Offer by no more than 2% of the outstanding Shares) if the Offer is fully subscribed, which would represent approximately 8% of its outstanding Shares as of February 28, 2014. The Shares are listed and traded on The New York Stock Exchange under the symbol “G.” On March 5, 2014, the last full trading day prior to the commencement of the Offer, the last reported sale price of the Shares was $16.71 per Share. Shareholders are urged to obtain current market quotations for the Shares before deciding whether and at what purchase price or purchase prices to tender their Shares.

Genpact expressly reserves the right to extend the period of time the Offer is open and delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled or announced Expiration Date.

The Offer will expire at 12:00 Midnight, New York City time, at the end of the day of Wednesday, April 2, 2014, unless Genpact exercises its right, in its sole discretion, in accordance with applicable law, to extend the period of time during which the Offer will remain open, in which event the term “Expiration Date” shall refer to the latest time and date at which the Offer, as so extended by Genpact, shall expire.

In accordance with the instructions to the Letter of Transmittal, shareholders desiring to tender Shares must specify the price or prices, not greater than $18.00 and not less than $16.50 per Share, at which they are willing to sell their Shares to Genpact in the Offer. Prices may be specified in increments of $0.25. Alternatively, shareholders desiring to tender Shares can choose not to specify a price and, instead, elect to tender their Shares at the purchase price ultimately paid for Shares properly tendered and not properly withdrawn in the Offer, which may have the effect of lowering the Final Purchase Price and could result in the tendering shareholder receiving the minimum price of $16.50 per Share. See the Offer to Purchase for recent market prices for the Shares. Shareholders desiring to tender Shares must follow the procedures set forth in the Offer to Purchase and the related Letter of Transmittal.

Upon the terms and subject to the conditions of the Offer, if, based on the Final Purchase Price, Shares having an aggregate value in excess of $300 million (or such greater amount as Genpact may elect to pay, subject to applicable law) are properly tendered at prices at or below the Final Purchase Price and not properly withdrawn prior to the Expiration Date, Genpact will purchase Shares on the following basis:

•	first, from all holders of “odd lots” of less than 100 Shares who properly tender all of their Shares at or below the Final Purchase Price and who do not properly withdraw them before the Expiration Date;

•	second, from all other shareholders who properly tender Shares at or below the Final Purchase Price and who do not properly withdraw them before the Expiration Date, on a pro rata basis with appropriate adjustment to avoid purchases of fractional Shares (except for shareholders who tendered Shares conditionally for which the condition was not satisfied); and

•	third, only if necessary to permit Genpact to purchase $300 million in value of Shares (or such greater amount as Genpact may elect to pay, subject to applicable law), Genpact will purchase Shares conditionally tendered (for which the condition was not initially satisfied) at or below the Final Purchase Price and not properly withdrawn before the Expiration Date, by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose Shares are conditionally tendered must have tendered all of their Shares.

For purposes of the Offer, Genpact will be deemed to have accepted for payment (and therefore purchased), subject to the “odd lot” priority, proration and conditional tender provisions of the Offer, Shares that are properly tendered at or below the Final Purchase Price and not properly withdrawn only when, as and if Genpact gives oral or written notice to the Depositary of Genpact’s acceptance of the Shares for payment pursuant to the Offer.

On the terms and subject to the conditions of the Offer, promptly following the Expiration Date, Genpact will accept for purchase and pay the Final Purchase Price for all of the Shares accepted for payment in accordance with the Offer. In all cases, payment for Shares tendered and accepted for payment in accordance with the Offer will be made promptly, subject to possible delay due to proration, but only after timely receipt by the Depositary of: (i) certificates for Shares or a timely confirmation of a book-entry transfer of Shares into the Depositary’s account at the Depository Trust Company (“DTC”); (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal) or an Agent’s Message (as defined in the Offer to Purchase) in the case of book-entry transfer; and (iii) any other required documents, including documents required pursuant to the guaranteed delivery procedures.

Because of the difficulty in determining the number of Shares properly tendered and not withdrawn, and because of the odd lot priority, proration and conditional tender provisions described above, Genpact expects that it will not be able to announce the final proration factor or the Final Purchase Price or commence payment for any Shares purchased pursuant to the Offer until at least four business days after the Expiration Date. The preliminary results of any proration will be announced by press release as promptly as practicable after the Expiration Date.

Tenders of Shares pursuant to the Offer are irrevocable, except that Shares may be withdrawn at any time before the Expiration Date and, unless such Shares have been accepted for payment as provided in the Offer, shareholders may also withdraw their previously tendered Shares at any time after 12:00 Midnight, New York City time, at the end of the day of April 30, 2014. For a withdrawal to be effective, a notice of withdrawal must be in written form and must be received in a timely manner by the Depositary at the address set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the tendering shareholder; the number of Shares to be withdrawn; and the name of the registered holder of the Shares to be withdrawn, if different from the tendering shareholder. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of the certificates, the tendering shareholder must also submit the serial numbers shown on the particular certificates for Shares to be withdrawn and the signature(s) on the notice of withdrawal must be guaranteed by an eligible institution (except in the case of Shares tendered for the account of an eligible institution). If Shares have been tendered pursuant to the procedure for book-entry transfer described in the Offer to Purchase, the notice of withdrawal also must specify the name and the number of the account at DTC to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures. If a shareholder has used more than one Letter of Transmittal or has otherwise tendered Shares in more than one group of Shares, the shareholder may withdraw Shares using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included.

Genpact will determine all questions as to the form and validity, including the time of receipt, of any notice of withdrawal, in its sole discretion, which determination will be final and binding on all parties, subject to a holder challenging Genpact’s determination in a court of competent jurisdiction and such court issuing a judgment to the contrary. None of Genpact, the Dealer Manager, the Depositary, the Information Agent or any other person will be obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will any of the foregoing incur liability for failure to give any such notification.

Genpact has decided to conduct the Offer principally because it provides a mechanism for Genpact to return a portion of its accrued earnings to shareholders. In addition, because the Offer will reduce the number of outstanding Shares, the Offer will be accretive to Genpact’s earnings per share. Furthermore, Genpact believes that the Offer represents a productive use of its cash. The Offer also provides shareholders with an opportunity to obtain liquidity with respect to all or a portion of their Shares, without potential disruption to the share price and the usual transaction costs associated with market sales. In addition, if Genpact completes the Offer, shareholders who do not participate in the Offer will automatically increase their relative percentage ownership interest in Genpact at no additional cost to them.

On August 30, 2012, Genpact declared a special cash dividend of $2.24 per share, or approximately $502 million in the aggregate, which Genpact paid on September 24, 2012 to holders of record as of September 10, 2012. Apart from the payment of this special cash dividend, Genpact does not anticipate paying any further cash dividends on its common shares for the foreseeable future. Any determination to pay dividends to holders of Genpact’s common shares in the future will be at the discretion of Genpact’s Board of Directors and will depend on many factors, including Genpact’s financial condition, results of operations and general business conditions and any other factors Genpact’s board of directors deems relevant. Genpact’s ability to pay dividends will also continue to be subject to restrictive covenants contained in credit facility agreements governing indebtedness that Genpact and its subsidiaries have incurred or may incur in the future.

Genpact believes that the modified “Dutch auction” tender offer described in the Offer to Purchase represents an efficient mechanism for Genpact to provide its shareholders with the opportunity to tender all or a portion of their Shares and, thereby, potentially receive a return of some or all of their investment. Further, the Offer provides shareholders with an efficient way to sell their shares without incurring broker’s fees or commissions associated with open market sales. Also, “odd lot holders” who hold shares registered in their names and tender their shares directly to the Depositary and whose shares are purchased in the Offer will avoid any applicable odd lot discounts that might otherwise be payable on sales of their shares.

Generally, the exchange of Shares for cash in the Offer will be subject to U.S. federal income tax and may also be subject to tax in other jurisdictions. A U.S. shareholder receiving cash for tendered Shares generally will be treated for U.S. federal income tax purposes, depending on the particular holder’s facts and circumstances, as receiving either (1) proceeds from the sale or exchange of Shares or (2) a distribution in respect of stock from the Company. See Sections 3 and 13 of the Offer to Purchase for a discussion of U.S. federal withholding taxes that may be applicable. Each shareholder should read carefully the Offer to Purchase for additional information regarding the U.S. federal income tax consequences of participating in the Offer and should consult its own tax advisor regarding the U.S. federal, state and local, and non-U.S., tax consequences of participating in the Offer in light of the holder’s particular circumstances.

Copies of the Offer to Purchase and the related Letter of Transmittal are being mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies, and other nominees and similar persons whose names, or the names of whose nominees, appear on Genpact’s shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares, as reflected on the records of the transfer agent as of March 5, 2014.

The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference. Genpact is also filing with the Securities and Exchange Commission an Issuer Tender Offer Statement on Schedule TO, which includes certain additional information relating to the Offer.

Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Copies of the Offer to Purchase, the Letter of Transmittal and other related materials will be furnished promptly by the Information Agent at Genpact’s expense. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

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March 6, 2014